Exhibit 99.2

TC BIOPHARM (HOLDINGS) PLC

Form of Proxy for a General Meeting

This proxy is solicited by the Board of Directors

I/We, _____________________________________________________________________________________

(name in full in block capitals)

of ________________________________________________________________________________________

being a member/members of TC BioPharm (Holdings) plc (the “Company”) hereby appoint the Chair of the meeting (see note 1 below)

as my/our proxy to attend, speak and vote for me/us and on my/our behalf in relation to all Ordinary shares of the Company that I/we am/are entitled to vote (unless otherwise specified in accordance with note 6 below) at a General Meeting of the Company to be held at The Seafield Arms Hotel, 17-19 Seafield St, Cullen, Buckie AB56 4SH on December 30, 2024 at 2:00 p.m. (local UK Time) (9:00 a.m. Eastern Standard Time) and at any adjournment thereof, on the following resolutions as indicated by an ‘X’ in the appropriate box:

Resolution	For	Against	Withheld
Resolution 1: Authorisation to capitalise all or part of the amount standing to the credit of the share premium account of the Company on 30 December 2024 and utilise such amount for distribution amongst all of the holders of the ordinary shares of £0.0001 each of the Company (or their nominees) (Ordinary shares) whose names are entered on the register of members at the close of business on 2 January 2025, in proportion to the number of such Ordinary shares then held by them respectively, on the basis of approximately 1 bonus share for every 4 Ordinary shares currently held by them such that new Ordinary shares would be issued (New Ordinary shares). Further, that the directors be authorised and directed to apply all or part of the amount standing to the credit of the share premium account of the Company on 30 December 2024 and be generally and unconditionally authorised to allot the New Ordinary shares in the above ratio (subject to the directors rounding up or down any fractional entitlement to the New Ordinary shares as they see fit) on such terms that from allotment they will rank in all respects pari passu with the equivalent class comprised in the Company’s existing issued share capital (as are fully paid or credited as fully paid).

Resolution 2: Authorisation to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company (Rights) up to an aggregate nominal amount of £50,000,000 for a period expiring (unless previously renewed, varied, or revoked by the Company in general meeting) five years after the date on which this Resolution is passed, save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or Rights to be granted and the directors may allot shares or grant Rights in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired. The authority granted by this Resolution shall be in addition to all existing authorities to allot any shares of the Company and to grant rights to subscribe for or convert any securities into shares in the Company previously granted to the directors pursuant to section 551 of the Companies Act 2006 (Act) and without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.

1/2

Resolution	For	Against	Withheld
Resolution 3: Conditional upon Resolution 2 above being duly passed, and in addition to all existing powers to disapply pre-emption rights, the directors of the Company or any duly authorised committee of the directors be generally empowered pursuant to section 570 of the Act to allot equity securities (within the meaning of the Act) for cash, pursuant to the authority conferred by Resolution 2 as if section 561 of the Act and any pre-emption provisions of the articles of association of the Company (or howsoever otherwise arising) did not apply to the allotment for a period expiring (unless previously renewed varied or revoked by the Company prior to or on that date) five years after the date on which this Resolution is passed save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted after such expiry and the directors may allot shares in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.

Signature	Dated	2024

Notes:

1.	You may if you wish strike out the words “Chair of the meeting” and insert the name of some other person to act as your proxy in the space provided. All amendments to this form must be initialed. If you sign and return this form with no name inserted in the space the Chair of the meeting will be deemed to be your proxy. A proxy need not be a member of the Company but must attend the meeting in person. Where someone other than the Chair is appointed as a proxy the member appointing him/her is responsible for ensuring that they attend the meeting and are aware of his/her voting intentions. If a member wishes his/her proxy to speak on his/her behalf at the meeting, he/she will need to appoint someone other than the Chair and give his/her instructions directly to them.

2.	A member entitled to attend, speak and vote at the meeting is entitled to appoint a proxy or proxies to exercise all or any of his/her rights to attend, speak and to vote at the meeting instead of him/her. A proxy can only be appointed by following the procedure set out in these notes and the notes to the Notice of a General Meeting.

3.	Completion and return of a form of proxy will not preclude a member from attending, speaking and voting at the meeting or any adjournment thereof in person. If a proxy is appointed and the member attends the meeting in person the proxy appointment will automatically be terminated.

4.	To be valid this form of proxy must be completed and lodged with the Company marked for the attention of the Company Secretary (Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR) not later than 2:00 p.m. local UK Time (9:00 a.m. Eastern Standard Time) on December 24, 2024 and in the event of adjournment not less than 48 hours (excluding non-working days) before the time fixed for the meeting together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

5.	In the case of joint holders, signature of any one holder will be sufficient, but the names of all the joint holders should be stated. The vote of the senior holder who tenders the vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register or members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

6.	A member may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. A member may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please sign and date the form of proxy and attach a schedule listing the names and addresses (in block letters) of all of your proxies, the number of shares in respect of which each proxy is appointed (which, in aggregate, should not exceed the number of shares held by you) and indicating how you wish each proxy to vote or abstain from voting. If you wish to appoint the Chair as one of your multiple proxies, simply write “the Chair of the Meeting”.

7.	If a member submits more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

8.	If you wish to revoke an appointment you make under this proxy form, you may do so by delivering a notice in writing, to arrive before the start of the general meeting (or any adjourned general meeting) to which it relates to the addresses specified in Note (4).

2/2